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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

[   ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
================================================================================
1. Name and Address of Reporting Person*

    O'Toole                          Terence             M.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)
    c/o Goldman, Sachs & Co.
    85 Broad Street
--------------------------------------------------------------------------------
                                    (Street)

    New York,                        New York             10004
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


================================================================================
2. Issuer Name and Ticker or Trading Symbol

    R.H. Donnelley Corporation
    (RHD)
================================================================================
3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

================================================================================
4. Statement for Month/Day/Year

    May 1, 2003
================================================================================
5. If Amendment, Date of Original (Month/Day/Year)


================================================================================
6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [ X ]   Director                             [   ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)


               -------------------------------------------

================================================================================
7. Individual or Joint/Group Filing (Check Applicable Line)

   [ X ] Form filed by One Reporting Person
   [   ] Form filed by More than One Reporting Person

================================================================================

====================================================================================================================================
                              Table I -- Non-Derivative Securities Acquired, Disposed of,                                          |
                                                 or Beneficially Owned                                                             |
====================================================================================================================================
                          |            |          |           |                                |5.            |6.       |          |
                          |            |          |           | 4.                             |Amount of     |Owner-   |          |
                          |            |          |           | Securities Acquired (A) or     |Securities    |ship     |          |
                          |            |2A.       |3.         | Disposed of (D)                |Beneficially  |Form:    |7.        |
                          |2.          |Deemed    |Transaction| (Instr. 3, 4 and 5)            |Owned         |Direct   |Nature of |
                          |Transaction |Execution |Code       | -------------------------------|Following     |(D) or   |Indirect  |
1.                        |Date        |Date, if  |(Instr. 8) |               | (A) |          |Reported      |Indirect |Beneficial|
Title of Security         |(Month/Day/ |any(Month/|-----------|     Amount    | or  |  Price   |Transactions  |(I)      |Ownership |
(Instr. 3)                |Year)       |Day/Year) | Code  | V |               | (D) |          |(Instr. 3 & 4)|(Instr.4)|(Instr. 4)|
-----------------------------------------------------------------------------------------------------------------------------------|
                          |            |          |       |   |               |     |          |              |         |          |
Common Stock              |  05/01/03  |          |   A   |   |      3,000    | A   |          |   6,058      |  01,02  |   01,02  |
====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

FORM 4 (continued)

====================================================================================================================================
                    Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned                                 |
                            (e.g., puts, calls, warrants, options, convertible securities)                                         |
====================================================================================================================================
               |       |       |    |      |            |                 |                       |        |9.       |10.   |      |
               |2.     |       |    |      |            |                 |                       |        |Number   |Owner-|      |
               |Con-   |       |    |      |            |                 |                       |        |of       |ship  |      |
               |ver-   |       |3A. |      |            |                 |                       |        |Deriv-   |of    |      |
               |sion   |       |De- |      |5.          |                 |7.                     |        |ative    |Deriv-|11.   |
               |or     |       |emed|      |Number of   |                 |Title and Amount       |        |Secur-   |ative |Nature|
               |Exer-  |       |Exe-|      |Derivative  |6.               |of Underlying          |8.      |ities    |Secur-|of    |
               |cise   |       |cu- |4.    |Securities  |Date             |Securities             |Price   |Bene-    |ity:  |In-   |
               |Price  |3.     |tion|Trans-|Acquired (A)|Exercisable and  |(Instr. 3 and 4)       |of      |ficially |Direct|direct|
               |of     |Trans- |Date|action|or Disposed |Expiration Date  |-----------------------|Deriv-  |Owned    |(D) or|Bene- |
1.             |Der-   |action |if  |Code  |of (D)      |(Month/Day/Year) |             |Amount   |ative   |Following|In-   |ficial|
Title of       |iva-   |Date   |any,|(Instr|(Instr. 3,  |-----------------|             |or       |Secur-  |Reported |direct|Owner-|
Derivative     |tive   |(Month/|(MM/|8)    |4 and 5)    |Date    |Expira- |             |Number   |ity     |Trans-   |(I)   |ship  |
Security       |Secu-  |Day/   |DD/ |------|------------|Exer-   |tion    |             |of       |(Instr. |action(s)|(Instr|(Instr|
(Instr. 3)     |rity   |Year)  |YY) |Code|V| (A)  | (D) |cisable |Date    |Title        |Shares   |5)      |(Instr.4)|4)    |4)    |
-----------------------------------------------------------------------------------------------------------------------------------|
Stock Options  |       |       |     |   | |      |     |        |        |             |         |        |         |      |      |
(right to buy) |$29.585| 5/1/03|     | A | | 1,500|     |   03   |05/01/10|Common Stock |  1,500  |        |   1,500 | 01,03| 01,03|
-----------------------------------------------------------------------------------------------------------------------------------|
Stock Options  |       |       |     |   | |      |     |        |        |             |         |        |         |      |      |
(right to buy) |$29.585| 5/1/03|     | A | | 1,500|     |   04   |05/01/10|Common Stock |  1,500  |        |   1,500 | 01,04| 01,04|
-----------------------------------------------------------------------------------------------------------------------------------|
Convertible    |       |       |     |   | |      |     |        |        |             |         |        |         |      |      |
Cumulative     |       |       |     |   | |      |     |        |        |             |         |        |         |      |      |
Preferred Stock|   05  |       |     |   | |      |     | Immed. |   05   |Common Stock |8,341,119|        | 200,604 |   I  | 01,06|
-----------------------------------------------------------------------------------------------------------------------------------|
Warrants to    |       |       |     |   | |      |     |        |        |             |         |        |         |      |      |
purchase       |       |       |     |   | |      |     |        |        |             |         |        |         |      |      |
Common Stock   |$28.62 |       |     |   | |      |     | Immed. |01/03/08|Common Stock |1,072,500|        |1,072,500|   I  | 01,06|
-----------------------------------------------------------------------------------------------------------------------------------|
Warrants to    |       |       |     |   | |      |     |        |        |             |         |        |         |      |      |
purchase       |       |       |     |   | |      |     |        |        |             |         |        |         |      |      |
Common Stock   |$26.28 |       |     |   | |      |     | Immed. |01/03/08|Common Stock |  577,500|        |  577,500|   I  | 01,06|
-----------------------------------------------------------------------------------------------------------------------------------|
Stock Options  |       |       |     |   | |      |     |        |        |             |         |        |         |      |      |
(right to buy) |$29.205|       |     |   | |      |     |   07   |01/03/13|Common Stock |  1,500  |        |   1,500 | 01,07| 01,07|
-----------------------------------------------------------------------------------------------------------------------------------|
Stock Options  |       |       |     |   | |      |     |        |        |             |         |        |         |      |      |
(right to buy) |$29.205|       |     |   | |      |     |   08   |01/03/13|Common Stock |  1,500  |        |   1,500 | 01,08| 01,08|
====================================================================================================================================

Explanation of Responses:

01: The Reporting Person is a managing director of Goldman, Sachs & Co. ("Goldman Sachs"). Goldman Sachs is an indirect wholly-owned subsidiary of The Goldman Sachs Group, Inc. ("GS Group"). The Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of his pecuniary interest therein, if any.

02: The 3,000 shares of common stock, par value $1.00 per share (the "Common Stock"), of R.H. Donnelley Corporation (the "Company") were granted pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Plan, consisting of 1,500 deferred shares granted to the Reporting Person and 1,500 deferred shares granted to Robert R. Gheewalla, a managing director of Goldman Sachs, in his capacity as a director of the Company.

     GS Group may be deemed to beneficially own, in aggregate, 6,000 deferred shares of Common Stock which were granted pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Plan, consisting of grants of 1,500 deferred shares to each of the Reporting Person and Robert R. Gheewalla, on the grant dates of January 3, 2003 and May 1, 2003. Each of the Reporting Person and Robert R. Gheewalla has an understanding with GS Group pursuant to which he holds such deferred shares for the benefit of GS Group. Each grant of 1,500 deferred shares vests one third at the close of business of the day preceding each of the Company's next three Annual Meetings of Shareholders, following the date of grant. Goldman Sachs owns beneficially and directly and GS Group may be deemed to own beneficially and indirectly 58 shares of Common Stock. Goldman Sachs also has open short positions of 3,415 shares of Common Stock.

03: These options were granted pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Plan to the Reporting Person. The options become exercisable as follows: one-third (500 options) at the close of business of the day preceding each of the Company's next three Annual Meetings of Shareholders, following the date of grant, which was May 1, 2003. The Reporting Person has an understanding with GS Group pursuant to which he holds such options for the benefit of GS Group.

04: These options were granted pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Plan to Robert R. Gheewalla, a managing director of Goldman Sachs, in his capacity as a director of the Company. The options become exercisable as follows: one-third (500 options) at the close of business of the day preceding each of the Company's next three Annual Meetings of Shareholders, following the date of grant, which was May 1, 2003. Robert R. Gheewalla has an understanding with GS Group pursuant to which he holds such options for the benefit of GS Group.

05: Each share of Convertible Cumulative Preferred Stock ("Preferred Stock") is convertible at any time at the option of the holder into a number of fully paid and nonassessable shares of Common Stock equal to $1,000 for each share of Preferred Stock outstanding, plus an amount equal to all accrued but unpaid dividends thereon as of the date of conversion, divided by $24.05. The Certificate of Designations governing the Preferred Stock contains customary anti-dilution protection for the shares of Preferred Stock. The number of shares of Common Stock underlying the Preferred Stock increases as dividends accumulate on the Preferred Stock. The Preferred Stock may be redeemed by R.H. Donnelley Corporation, at its option, at any time after January 3, 2013.

06: Goldman Sachs and GS Group may be deemed to own beneficially and indirectly 200,604 shares of Preferred Stock of the Company which are convertible into 8,341,119 shares of Common Stock and warrants to purchase 1,650,000 shares of Common Stock, through certain investment partnerships and limited liability companies (collectively, the "Funds") of which Goldman Sachs or affiliates of Goldman Sachs and GS Group are the general partner, managing general partner, managing partner, managing member, manager or investment manager. The Preferred Stock and warrants reported herein are owned by the Funds.

07: These options were granted pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Plan to the Reporting Person. The options become exercisable as follows: one-third (500 options) at the close of business of the day preceding each of the Company's next three Annual Meetings of Shareholders, following the date of grant, which was January 3, 2003. The Reporting Person has an understanding with GS Group pursuant to which he holds such options for the benefit of GS Group.

08: These options were granted pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Plan to Robert R. Gheewalla, a managing director of Goldman Sachs, in his capacity as a director of the Company. The options become exercisable as follows: one-third (500 options) at the close of business of the day preceding each of the Company's next three Annual Meetings of Shareholders, following the date of grant, which was January 3, 2003. Robert R. Gheewalla has an understanding with GS Group pursuant to which he holds such options for the benefit of GS Group.

By: s/ Roger S. Begelman                                        May 2, 2003
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
             Attorney-in-fact


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


       Alternatively,   this  Form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.